Swiss Re Capital Markets Corporation
Statement of Financial Condition
December 31, 2018

Swiss Re Capital Markets Corporation
Index
December 31, 2018



Report of Independent Registered Public Accounting Firm

To the Board of Directors and shareholders of Swiss Re Capital Markets Corporation

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Swiss Re Capital Markets Corporation (the "Company") as of December 31, 2018, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

New York, NY
February 26, 2019

We have served as the Company's auditor since 1996.

*PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us*

Swiss Re Capital Markets Corporation
Statement of Financial Condition
December 31, 2018

Assets

Cash and cash equivalents	$	140,474,098
Financial instruments owned, at fair value		378,629,720
Accrued interest		3,548,260
Income tax paid in advance		2,978,020
Other assets		314,588
Total assets	$	525,944,686

Liabilities

Payable to affiliates	$	3,866,590
Payable for securities in transit		3,338,000
Total liabilities	$	7,204,590
Subordinated liabilities to SRAH	$	50,000,000

Stockholders' equity

Common stock - $0.01 par value - 1,000 shares authorized; 130 shares issued and outstanding	$	1
Additional paid-in capital		387,559,999
Retained earnings		81,180,096
Total stockholders' equity	$	468,740,096
Total liabilities and stockholders' equity	$	525,944,686

The accompanying notes are integral part of the Statement of Financial Condition.

1. **Nature of Operations and Organization of the Company**

   Swiss Re Capital Markets Corporation (the "Company") was incorporated in Delaware on October 17, 1995, and effective December 27, 2017, became a 77% majority owned subsidiary of Swiss Re America Holdings Corporation ("SRAH"), with the remaining minority interest of 23% owned by Swiss Re Reinsurance Holding Company Ltd ("SRRH"), both of which are ultimately owned by Swiss Re Ltd (the "Parent" or collectively with its subsidiaries "Swiss Re Group"). The Company was established to conduct securities and investment business. During the year, the Company acted as lead and co-underwriter, conducted secondary market brokerage activities on Insurance Linked Securities transactions, and traded securities that are sensitive to insurance risks ("CAT securities") for its own account. The Company is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority.

2. **Summary of Significant Accounting Policies**

   Basis of presentation
   The financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

   The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant of these estimates is the determination of fair value of financial instruments owned. Actual results could differ from these estimates.

   Cash and cash equivalents
   The Company considers all highly liquid, unencumbered investments with an original maturity of three months or less when purchased to be cash equivalents. At December 31, 2018, cash of $684 thousand consists of demand deposits at a large U.S. bank. Cash equivalents of $139.8 million consist of money market funds carried at cost.

   Financial instruments owned, at fair value
   Securities transactions are recorded on a trade date basis. Financial instruments owned are recorded at fair value with any changes in fair value and realized gains or losses recorded in Principal transaction revenue. The fair value is based on quoted prices in active markets or observable inputs. These instruments include U.S. Government and CAT securities. The CAT securities are not readily marketable and are non-allowable in the computation of net capital pursuant to SEC Rule 15c3-1.

   Income tax paid in advance
   Estimated income tax withholding payments made to SRAH under the tax allocation agreement exceeding the Company's computed tax liability are reported as Income tax paid in advance on the Statement of Financial Condition.

   Translation of foreign currencies
   Assets and liabilities denominated in foreign currencies are translated at year end rates of exchange, while revenues and expenses are translated at average rates of exchange for the year.

   Income taxes
   Through December 26, 2017, the Company was a member of a group which filed a consolidated federal income tax return and combined state and local income tax returns with SRAH and

affiliates. From December 27, 2017 and forward, the Company files a separate Federal income tax return. For state tax purposes, the Company continues to file certain combined state and local income tax returns with SRAH and affiliates.

The tax allocation agreement provides that each member shall compute and pay its tax liability on a separate return basis. In computing their income tax liability on a separate return basis, member companies have the ability to recover taxes paid in a prior year or offset future taxable income to the extent net operating losses or other tax attributes that they generated, are carried back or forward in any manner permitted under the applicable law.

Deferred tax assets or liabilities reflect temporary differences between amounts of assets and liabilities for financial and tax reporting. Such amounts are adjusted to reflect changes in tax rates expected to be in effect when the temporary differences reverse. The future tax benefits of deferred tax assets are recognized when the realization of such benefits is more likely than not.

3. Commitments and Guarantees

Swiss Reinsurance Company, Ltd. ("SRZ"), an intermediary parent, has issued an unconditional guarantee covering all agreements entered into by the Company.

ASC No. 460, "Guarantees", requires the disclosures of representations and warranties, which the Company enters into which may provide general indemnification to others. In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that are not yet known. However, based on experience and its risk assessment, the Company expects the risk of loss to be remote. Any losses that may occur would be covered by the unconditional guarantee issued by SRZ.

4. Fair value disclosures

The fair value of a financial instrument is the amount that would be received for the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). Financial assets are marked to closing prices, and financial liabilities are marked to offer prices. Fair value measurements do not include transaction costs.

In accordance with ASC No. 820, "Fair Value Measurements and Disclosures", a fair value hierarchy was established that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC No. 820 are described below:

Basis of Fair Value Measurement

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2	Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;
Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Valuation Techniques

CAT securities are generally classified as level 2 instruments and are valued using the average bid prices obtained from third party brokers. The prices used to value the CAT securities are subject to the Swiss Re Group's independent price verification process, which utilizes quotes provided by third party pricing vendors and brokers to verify the reasonableness of the Company's valuations.

As of December 31, 2018, the fair values of assets and liabilities measured on a recurring basis by level of input were as follows:

	Quoted prices in active markets for identical assets and liabilities (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Investments				
Fixed income securities				
CAT Securities		$ 378,629,720		$ 378,629,720
Total Fixed Income Securities	$ -	$ 378,629,720	$ -	$ 378,629,720

Assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3)

During 2018, the Company sold its level 3 mortgage-backed security that it held at December 31, 2017. The realized loss from the sale of this security in 2018 was $37 thousand.

Governance around level 3 fair valuation

The Asset Valuation Committee of the Swiss Re Group, authorized by the Swiss Re Group Executive Committee, has a primary responsibility for governing and overseeing all of the Swiss Re Group's asset and derivative valuation policies and operating parameters (including Level 3 measurements) including that of the Company. The Asset Valuation Committee delegates the responsibility for implementation and oversight of consistent application of the Swiss Re Group's pricing and valuation policies to the Pricing and Valuation Committee.

The Pricing and Valuation Committee, which is a joint Risk Management & Finance management control committee, is responsible for the implementation and consistent application of pricing and valuation policies of the Swiss Re Group including that of the Company. Key functions of the Pricing and Valuation Committee include: oversight over the entire valuation process, approval of internal valuation methodologies, approval of external pricing vendors, monitoring of the independent price verification ("IPV") process and resolution of significant or complex valuation issues.

Swiss Re Capital Markets Corporation
Notes to Statement of Financial Condition
December 31, 2018

The Risk Management function is responsible for independent validation and ongoing review of the Swiss Re Group's valuation models.

Estimated Fair Value of Financial Instruments Not Measured at Fair Value
Certain financial instruments that are not carried at fair value on the balance sheet are carried at amounts that approximate fair value due to their short term nature and generally negligible credit risk.

The table below presents the carrying value of the Company's financial instruments which approximate fair value. In addition, the table excludes the values of non-financial assets and liabilities.

	Quoted prices in active markets for identical assets and liabilities (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Assets:				
Cash equivalents	$ 139,789,957	$ -	$ -	$ 139,789,957
Income tax paid in advance	-	2,978,020	-	2,978,020
Other assets	-	314,588	-	314,588
Total	$ 139,789,957	$ 3,292,608	$ -	$ 143,082,565
Liabilities:				
Payable to affiliates	$ -	$ 3,866,590	$ -	$ 3,866,590
Payable for securities in transit	-	3,338,000	-	3,338,000
Subordinated liabilities to SRAH	-	50,000,000	-	50,000,000
Total	$ -	$ 57,204,590	$ -	$ 57,204,590

5.   Related Party Transactions

The Company has extensive transactions and relationships with affiliated companies. Because of these relationships, terms of these transactions may not be the same as those that would result in transactions with unrelated parties.

The Company has an agreement with SRAH, whereby certain services are performed on behalf of the Company. The Company incurs various expenses that are paid by SRAH, including legal and government relation services, office administration, auditing services, occupancy costs, compensation and benefits attributable to SRAH employees and other direct and allocated costs. At December 31, 2018, there was $3.9 million payables outstanding under this agreement.

The Company has an agreement with European Financial Reinsurance Company, Ltd. ("EFR"), an affiliate, to provide advisory services, including, but not limited to, accounting, actuarial, tax and legal services.

The Company has an agreement with Swiss Re Life and Health America Holding Company ("SRLHAHC"), an affiliate, to provide advisory services, including, but not limited to, accounting, actuarial, tax and legal services.

At December 31, 2018, there was a receivable of $65 thousand from SRLHAHC reported in other assets in the Statement of Financial Condition.

The Company has an agreement with Swiss Re Financial Products Corporation to provide transactional support and advisory services, which included, but was not limited to, accounting, actuarial, tax and legal services.

At the beginning of 2018 the Company had a $750 million subordinated revolving line of credit with SRAH. On December 26, 2018 this facility was amended to fix the borrowing of $50 million for a term of three years. The subordinated loan bears interest based on LIBOR +2.45%. At December 31, 2018, accrued interest of $49 thousand is reported in payable to affiliates in the Statement of Financial Condition. Borrowings under this subordinated line of credit are allowable in computing net capital pursuant to SEC Rule 15c3-1.

The Company has available $1,000 million in an uncommitted, unsecured short term investment facility with SRAH. The facility bears interest based on LIBOR. Borrowings under the facility are not available in the computation of net capital pursuant to SEC Rule 15c3-1. As of December 31, 2018, the Company had no outstanding borrowings under this facility.

The Company acts as introducing agent or underwriter on certain CAT securities transactions for SRZ. At December 31, 2018, there were no amounts receivable outstanding related to this activity.

The Company has an agreement with SRCML in which SRCML provides sales and marketing support, as well as securities placement services for CAT securities offerings to European investors. At December 31, 2018, there were no amounts payable outstanding related to this activity.

The Company has entered into a securities lending agreement with SRZ, under which the Company lends securities to SRZ against the transfer of collateral in return for a securities lending fee. These securities lending transactions and collateral are accounted for off-balance sheet, as the Company does not have the right to sell or re-pledge the collateral, except in the event of borrower default. The Company is exposed to risk of loss in the event of borrower default and to the extent collateral values are less than the fair value of loaned securities not returned. In the event of borrower default, the Company has the unrestricted right to sell the collateral. Management believes such an event is unlikely. The Company monitors daily fair value of securities loaned and collateral received to ensure collateral values (net of applicable haircuts under Rule 15c3-1) are equal to or greater than 100% of the fair value of the securities loaned. At December 31, 2018, the fair value of securities loaned and the fair value of collateral received was $0. The activity was stopped during the year however, the agreement has not been terminated.

6. **Income Taxes**

At December 31, 2018, the total amount of unrecognized tax benefits, including interest and penalties was $0. The Company does not anticipate any significant changes to its total unrecognized tax benefits within the next twelve months. An examination of the 2011 through 2013 tax years is currently underway by the Internal Revenue Service.

7. **Risk Factors**

Concentration of credit risk
As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. The Company acts as introducing agent and co-agent for a variety of transactions in secondary markets. The Company also maintains positions in these securities as part of its proprietary trading activities.

In the event that the counterparties to transactions do not fulfill their obligations, the Company may be exposed to credit risk to the extent such obligations are unsecured. Also, if securities are not received, the Company is subject to risk of loss if the market value of such securities has increased over the contract amount of the transactions. The Company's exposure to credit risk associated with the nonperformance of counterparties in fulfilling their contractual obligations can be directly impacted by volatile trading markets which may impair their ability to satisfy their obligations to the Company.

The Company's policy is to monitor its market exposure and counterparty risk. The Company has a policy of reviewing the credit standing of each counterparty and customer with which it conducts business.

The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

Natural catastrophe risk

The Company is also exposed to principal losses on the proprietary CAT security positions it holds if certain natural catastrophe events occur depending on the size, nature, and geographic location of the event. The Company follows Swiss Re Group guidelines and standards in quantifying its exposure and establishing risk limits by geographic concentration and catastrophe peril. The fair value of CAT securities with significant natural catastrophe exposure to Japan earthquake, US windstorm, US earthquake and both US windstorm and US earthquake (multi-peril) was $33.2 million, $95 million, $42.7 million and $105.3 million, respectively.

8.   **Regulatory Requirement**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2018, the Company's net capital of $134 million exceeded required net capital of $480 thousand by $133.7 million. The Company's ratio of aggregate indebtedness to net capital was 0.0537 to 1.

The Company claims exemption from the provisions of Rule 15c3-3 under the exemptive provisions of subparagraph (k)(2)(i) of the Rule.

9.   **Subsequent Events**

The Company has evaluated whether any additional events or transactions have occurred after December 31, 2018 that would require recognition or disclosure in these financial statements through February 26, 2019, which is the issuance date of these financial statements, and determined that no such events or transactions have occurred.